

June 5, 2014

Via E-mail
Vince M. Guest
President and Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer
and Director
Universal Bioenergy, Inc.
19800 Mac Arthur Blvd., Suite 300
Irvine, CA 92612

Re: **Universal Bioenergy, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed April 15, 2013
        File No. 333-123465
        Response letter dated April 22, 2014
        Amendment No. 3 to Schedule 13D filed on February 7, 2014 by Global
        Energy Group LLC
        File No. 005-84761

Dear Mr. Guest:

We have limited our review of your response letter and filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note that, as disclosed in the Schedule 13D/A filed by Global Energy Group, LLC, on February 7, 2014, on November 30, 2013, Metwood, Inc., acquired Global Energy Group, LLC, effective as of June 30, 2013. We note that you have not filed a Form 8-K acknowledging the change in control and that your Form 10-Q for the period ended March 31, 2014 continues to indicate that Rainco Management LLC controls Global Energy Group LLC. Please advise or revise.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director